EXHIBIT 12

H. J. Heinz Company and Subsidiaries

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Fiscal Years Ended
	May 2,	May 3,	April 27,	April 28,	April 30,
	2007	2006	2005	2004	2003
	(52 Weeks)	(53 Weeks)	(52 Weeks)	(52 Weeks)	(52 Weeks)

Fixed Charges:
Interest expense(a)	$340,432	$323,269	$238,069	$217,595	$229,682
Capitalized interest	—	—	—	—	—
Interest component of rental expense	30,287	30,184	29,074	30,753	27,156

Total fixed charges	$370,719	$353,453	$267,143	$248,348	$256,838

Earnings:
Income from continuing operations before adjustments for minority interests in consolidated subsidiaries, income or loss from equity investees, and income taxes	$1,138,938	$701,938	$999,425	$1,072,089	$795,687
Add: Interest expense(a)	340,432	323,269	238,069	217,595	229,682
Add: Interest component of rental expense	30,287	30,184	29,074	30,753	27,156
Add: Amortization of capitalized interest	2,793	1,818	2,012	1,924	1,666

Earnings as adjusted	$1,512,450	$1,057,209	$1,268,580	$1,322,361	$1,054,191

Ratio of earnings to fixed charges	4.08	2.99	4.75	5.32	4.10

(a)	Interest expense includes amortization of debt expense and any discount or premium relating to indebtedness.